Exhibit 99.2

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2024

	December 31,	June 30,
	2024	2024
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$11,202,543	$13,346,584
Accounts receivable, net	8,622,951	9,462,980
Prepayments, other receivables and other current assets	1,598,936	1,240,639
Inventory	1,985,373	3,715,494
Total current assets	23,409,803	27,765,697
Non-current assets:
Property, plant and equipment, net	7,715,409	7,792,835
Right-of-use assets, net	3,305,260	3,474,737
Intangible assets, net	148,615	197,787
Deferred tax assets, net	329,874	329,594
Other non-current assets	4,246,374	4,076,456
Total non-current assets	15,745,532	15,871,409
Total Assets	$39,155,335	$43,637,106

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Bank borrowings	$4,766,820	$5,582,665
Lease obligation – current	224,515	218,578
Accounts payable	4,159,868	3,648,331
Other payables and accrued liabilities	1,713,288	2,684,556
Tax payable	69,681	-
Total current liabilities	10,934,172	12,134,130

Non-current liabilities:
Lease obligation – non-current	297,702	456,933
Total non-current liabilities	297,702	456,933
Total liabilities	11,231,874	12,591,063

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares: USD $0.002 par value per share, 125,000,000 authorized; 11,250,000 shares issued and outstanding	22,500	22,500
Additional paid-up capital	34,361,149	34,361,149
Statutory reserves	1,049,119	1,049,119
Accumulated other comprehensive loss	(3,919,929)	(3,888,270)
Accumulated deficit	(3,589,378)	(498,455)
Total shareholders’ equity	27,923,461	31,046,043
Total liabilities and shareholders’ equity	$39,155,335	$43,637,106

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023

Revenues	$14,147,044	$23,810,824
Cost of revenues	(11,295,418)	(17,620,765)
Gross Profit	2,851,626	6,190,059

Operating expenses:
Selling and marketing	(1,843,288)	(2,968,425)
General and administrative	(3,789,427)	(3,652,478)
Total operating expenses	(5,632,715)	(6,620,903)

(Loss) from operations	(2,781,089)	(430,844)

Other income/ (loss):
Other income	147,510	152,084
Other expenses	(203,071)	(293,216)
Interest expense	(191,583)	(471,995)
	(247,144)	(613,127)

(Loss) before tax expenses	(3,028,233)	(1,043,971)

Income tax credit/ (expense)	(62,690)	151,510

Net (loss)	$(3,090,923)	$(892,461)

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$(31,659)	$806,172

Total Comprehensive (Loss)	$(3,122,582)	$(86,289)

Net (loss) per share attributable to ordinary shareholders basic and diluted	$(0.27)	$(0.08)

Weighted average number of ordinary shares used in computing net income per share basic and diluted	11,250,000	11,250,000

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

					Accumulated	Retained
	Ordinary Share		Additional		other	Earnings
	No. of		paid-in	Statutory	comprehensive	(Accumulated
	Shares	Amount	capital	Reserve	(loss)	Deficit)	Total
		$	$	$	$	$	$
Balance as of July 1, 2023 (audited)	11,250,000	22,500	34,361,149	1,049,119	(3,785,555)	8,271,589	39,918,802
Appropriations to statutory reserves	-	-	-	74,802	-	(74,802)	-
Foreign currency translation adjustment	-	-	-	-	806,172	-	806,172
Net loss	-	-	-	-	-	(892,461)	(892,461)
Balance as of December 31, 2023	11,250,000	22,500	34,361,149	1,123,921	(2,979,383)	7,304,326	39,832,513

Balance as of July 1, 2024 (audited)	11,250,000	22,500	34,361,149	1,049,119	(3,888,270)	(498,455)	31,046,043
Foreign currency translation adjustment	-	-	-	-	(31,659)	-	(31,659)
Net loss	-	-	-	-	-	(3,090,923)	(3,090,923)
Balance as of December 31, 2024	11,250,000	22,500	34,361,149	1,049,119	(3,919,929)	(3,589,378)	27,923,461

MILLENNIUM GROUP INTERNATIONAL HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
Cash Flows from Operating Activities:
Net (loss)	$(3,090,923)	$(892,461)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	543,362	689,807
Impairment (reversal) of inventories	(56,960)	21,795
Gain (loss) on disposal of property, plant and equipment	269,664	(28,476)
Provision for bad debts	259,455	52,887
Changes in operating assets and liabilities:
Deferred tax	(1,136)	(231,117)
Accounts receivable	577,970	(1,401,648)
Prepayments, other receivables and other assets	(166,507)	(1,781,779)
Inventory	1,800,330	531,593
Prepaid tax	(201,487)	(292,461)
Right-of-use assets	166,022	(1,676,402)
Lease obligation	(154,706)	1,702,724
Accounts payable	527,213	(33,228)
Other payables and accruals	(980,508)	420,301
Related party balances	-	(357,619)
Tax payable	70,835	(3,428)
Net Cash used in Operating Activities	(437,376)	(3,279,512)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(964,949)	(18,526)
Prepayment land cost	(165,165)	-
Proceeds from sale of property, plant and equipment	290,672	101,499
Purchase of intangible assets	-	(17,742)
Net Cash (used in) provided by Investing Activities	(839,442)	65,231

Cash Flows from Financing Activities:
Repayment of bank borrowings	(5,725,970)	(8,220,651)
Proceeds from bank borrowings	4,881,974	7,046,172
Net Cash (used in) Financing Activities	(843,996)	(1,174,479)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(23,227)	258,538

Net Decrease in Cash and Cash Equivalents	(2,144,041)	(4,130,222)

Cash, Cash Equivalents and Restricted Cash – Beginning of Period	13,346,584	27,576,622

Cash, Cash Equivalents and Restricted Cash – End of Period	$11,202,543	$23,446,400

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$193,050	$471,955
Cash recovered from income taxes	$(128,961)	-